U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 10-SB

                        GENERAL FORM FOR REGISTRATION OF
                      SECURITIES OF SMALL BUSINESS ISSUERS
           Under Section 12(b) Or 12(g) Of The Securities Act Of 1934


                           NewCom International Inc.,
                   (formerly Phileo Management Company, Inc.)
                 (Name of Small Business Issuer in Its Charter)

           Nevada                                          88-0320439
(State or Other Jurisdictions               (I.R.S. Employer Identification No.)
of Incorporation or Organization)

515 West Pender Street, Vancouver, British Columbia                V6B 6H5
     (Address of Principal Executive Offices)                     (Zip Code)

                                 (604) 681-5678
                (Issuer's Telephone Number, Including Area Code)



Securities to be registered under Section 12(b) of the Act:           None

Securities to be registered under Section 12(g) of the Act:

                          Common Stock, par value $.001
                                (Title of Class)

                              INFORMATION STATEMENT

                            NEWCOM INTERNATIONAL INC.
                          COMMON STOCK, PAR VALUE $.001


NewCom is voluntarily filing its registration statement on form 10-SB to make information concerning itself more readily available to the public. Management believes that being a reporting company under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), could provide a prospective merger or acquisition candidate with additional information concerning NewCom. In addition, management believes that this may make NewCom more attractive to an operating business opportunity as a potential business combination candidate. As a result of filing its registration statement, NewCom is obligated to file with the Securities and Exchange Commission ("Commission") certain interim and periodic reports including an annual report containing audited financial statements. NewCom intends to continue to voluntarily file these periodic reports under the Exchange Act even if its obligation to file such reports is suspended under applicable provisions of the Exchange Act.




The date of this Information Statement is May 22, 2000

                                     PART I

ITEM 1.   DESCRIPTION OF BUSINESS.

Business Development

NewCom International Inc. ("NewCom") was incorporated in Nevada on September 12, 1996 under the name AgriNet, Incorporated. On October 24, 1996, AgriNet, Incorporated amended its Articles of Incorporation to change its name to Phileo Management Company, Inc. On April 19, 2000 the Articles of Incorporation were amended to change the name to NewCom International Inc. Since its incorporation, NewCom has not conducted any significant operations.

Business of Issuer

NewCom's activities to date have focused primarily on incorporation and the identification of potential operating opportunities or acquisition targets. NewCom has not yet commenced principal operations or earned significant revenues. NewCom is a blank-check company with virtually no assets or revenues.

On January 30, 1999, NewCom entered into an agreement to acquire certain assets, consisting of 66% interest of a joint venture in a fibre-optic cable network in China (the "Joint Venture"), for $60 million from the shareholders of Guangzhou South China Fibre-Optic Network Engineering Co. Ltd. ("SCFC"). The consideration consists of 42 million shares of NewCom's common stock and 18 million shares of NewCom's preferred stock. As of the date of this filing, the acquisition has not been completed and there are no assurances that such acquisition will be completed. The Joint Venture still requires significant amounts of financing, and in the event the financing is not completed, the acquisition by NewCom of the Joint Venture interests will not be completed.

Therefore, future operations, NewCom will continue to attempt to become active and seek potential operating businesses and business opportunities with the intent to acquire or merge with such businesses. NewCom is considered a blank-check company, and due to its status as a "shell" corporation, its principal business purpose is to locate and consummate a merger or acquisition with a private entity. No representation is made or intended that NewCom will be able to carry out its activities profitably.

NewCom is voluntarily filing its registration statement on Form 10-SB to make information concerning itself more readily available to the public. Management believes that being a reporting company under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), could provide a prospective merger or acquisition candidate with additional information concerning NewCom. In addition, management believes that this may make NewCom more attractive to an operating business opportunity as a potential business combination candidate. As a result of filing its registration statement, NewCom is obligated to file with the Commission certain interim and periodic reports including an annual report containing audited financial statements. NewCom intends to continue to voluntarily file these periodic reports under the Exchange Act even if its obligation to file such reports is suspended under applicable provisions of the Exchange Act.

In the event NewCom cannot complete the acquisition of the Joint Venture interests any other target acquisition or merger candidate of NewCom may become subject to the same reporting requirements as NewCom upon consummation of any such business combination. Thus, in the event that NewCom successfully completes an acquisition or merger with another operating business, the resulting combined business must provide audited financial statements for at least the two most recent fiscal years, or in the event that the combined operating business has been in business less than two years, audited financial statements will be required from the period of inception of the target acquisition or merger candidate. Since many private companies do not have audited financial statements, obtaining them could be expensive and time consuming and thus not be a merger candidate.

Source of Business Opportunities

If the Joint Venture acquisition is not completed, NewCom intends to use various sources in its search for potential business opportunities including its officers and directors, consultants, special advisors, securities broker-dealers, venture capitalists, members of the financial community and others who may present management with unsolicited proposals. NewCom may investigate and ultimately acquire a venture that is in its preliminary or development stage, is already in operation, or in various stages of its corporate existence or development. Management cannot predict at this time the status or nature of any venture in which NewCom may participate. The most likely scenario for a possible business arrangement would involve the acquisition of or merger with an operating business which does not need additional capital, but which merely desires to establish a public trading market for its shares.

Evaluation Criteria

Once NewCom has identified a particular entity as a potential acquisition or merger candidate, management will seek to determine whether acquisition or merger is warranted or whether further investigation is necessary. Such determination will generally be based on management's knowledge and experience, or with the assistance of outside advisors and consultants evaluating the preliminary information available to them. Management may elect to engage outside independent consultants to perform preliminary analyses of potential business opportunities. However, because of NewCom's lack of capital it may not have the necessary funds for a complete and exhaustive investigation of any particular opportunity. Further, no member of management is a professional business analyst and management will rely on its own business judgment in formulating the types of businesses that NewCom may acquire. It is quite possible that management will not have any business experience or expertise in the type of business engaged in by any potential acquisition or merger candidate.

In evaluating such potential business opportunities, NewCom will consider, to the extent relevant to the specific opportunity, several factors including potential benefits to NewCom and its shareholders; working capital, financial requirements and availability of additional financing; history of operation, if any; nature of present and expected competition; quality and experience of management; need for further research, development or exploration; potential for growth and expansion; potential for profits; and other factors deemed relevant to the specific opportunity. Because NewCom has not located or identified any specific business opportunity to date, there are certain unidentified risks that cannot be adequately expressed prior to the identification of a specific business opportunity. There can be no assurance following consummation of any acquisition or merger that the business venture will develop into a going concern or, if the business is already operating, that it will continue to operate successfully. Many of the potential business opportunities available to NewCom may involve new and untested products, processes or market strategies, which may not ultimately prove successful.

Presently, NewCom cannot predict the manner in which it might participate in a prospective business opportunity. Each separate potential opportunity will be reviewed and, upon the basis of that review, a suitable legal structure or method of participation will be chosen. The particular manner in which NewCom participates in a specific business opportunity will depend upon the nature of that opportunity, the respective needs and desires of NewCom and management of the opportunity, and the relative negotiating strength of the parties involved. Actual participation in a business venture may take the form of an asset purchase, lease, joint venture, license, partnership, stock purchase, reorganization, merger or consolidation. NewCom may act directly or indirectly through an interest in a partnership, corporation, or other form of organization, however, NewCom does not intend to participate in opportunities through the purchase of minority stock positions.

If NewCom does complete the acquisition of the Joint Venture, the current shareholders position would be diluted. In any acquisition where NewCom uses its stock to pay for the acquisition, the current shareholders would be diluted.

Because NewCom has identified only one potential acquisition or merger candidates, currently it is unable to evaluate the type and extent of its likely competition. NewCom is aware that there are numerous other public companies with only nominal assets that are also searching for operating businesses and other business opportunities as potential acquisition or merger candidates. NewCom will be in direct competition with these other public companies in its search for business opportunities and, due to NewCom's lack of funds, it may be difficult to successfully compete with these other companies. Also, there is no way for NewCom to distinguish itself from other companies in a similar position.

As of this date, NewCom has one employee and until such time as NewCom's business warrants the expense, or until NewCom successfully acquires the Joint Venture interest or merges with an operating business, there is no need for additional employees. No remuneration has been paid to date.

NewCom's office is located at 515 West Pender Street, Vancouver, British Columbia V6B 6H5. NewCom leases space from an unaffiliated company, Westec Venture Group, Inc. NewCom pays a monthly rental fee of $1,000.00.

NewCom will voluntarily send an annual report, including audited financial statements, to its security holders.

NewCom will file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission (SEC). The public may read and copy materials NewCom files with the SEC at the SEC's Public Reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. The public may obtain information on the operation of the Public Reference room by calling the SEC at 1-800-SEC- 0330. The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. The address of the website is http://www.sec.gov.

Proposed Acquisition of Joint Venture Interest

SCFC was established for the purpose of developing, owning and leasing of long haul fibre-optic telecommunication trunk lines in the Guangdong Province, People's Republic of China ("PRC"). SCFC is currently owned 34% by Guangzhou South China Telecommunication Investment Limited ("GSC Telecom"), 33% by New Communication International Limited ("NCIL") and 33% by Magnum Enterprises Group Limited ("Magnum"). The Joint Venture is managed by New Faith Technology Limited ("New Faith") an affiliated company of NCIL and Magnum.

The prime contractor and rights-of-way licensor is the People's Liberation
Army ("PLA"). Since the PLA also owns the easement rights, working with the PLA further gives advantages SCFC holds in being able to secure on commercially advantageous terms the unobstructed rights-of-way for its fibre-optic networks. The rights-of-way represent a material intangible asset for the Joint Venture and provide a significant barrier to entry given the limited availability of such rights of way. It is thought unlikely that the terms under which the Joint Venture secured these rights-of-way would be available to new market entrants.

The Joint Venture contract was signed on February 28, 1997 and is valid for 30 years from November 5, 1996, the date of registration of its business license. The Joint Venture is due to expire on November 5, 2026 although an extension can be approved by the Guangong Provincial authorities. NewCom is unaware of any factors as of the date of this filing that would prevent the extension of the contract. However, no assurances can be given on any extension.

GSC Telecom is a PRC incorporated investment company controlled by the Guangdong Provincial Government. Its shareholders include Guangzhou CITIC, Guangzhou Telecom Research Institute of the Ministry of Electronics and the Guangzhou Yue Xiu Group. NCIL and Magnum are British Virgin Island incorporated holding companies and are wholly-owned subsidiaries of the China Success Group Corporation, a large state owned enterprise controlled by the PRC national government.

The Joint Venture anticipates that its fibre-optic networks will be leased by operating companies to provide cellular telephone services, cable television operations (which will eventually include pay-per-view, video-on-demand), data distribution (stock exchanges and multi-national corporations) and other value-added services. Leased transmission lines connect the mobile switching centers, base station controllers, base transceiver stations and the fixed line public network systems. The Joint Venture currently has five networks in different stages of development in Guangdong:


Network Location:               Stage of Development:
GuangZhou - ShenZhen            Built and fully operational from December 1997
GuangZhou - ZhuHai              Built and fully operational from March 1998
GunagZhou - ShaoGuan            Under construction
GuangZhou - ShanTou             Under construction
GuangZhou - ZhanJiang           Under construction

The Guangzhou to Shenzhen line has been operational since December 1997 and has performed according to management expectations. The principal customer for the Joint Venture's services is the Guangdong branch of China United Telecommunications Corporation ("Unicom"). Unicom's shareholders, as of the valuation date, were the ministries of Railroads, Electronics Industry and Electric Power and 12 prominent state enterprises. It was established pursuant to an approval of the State Council in 1993 to build and operate cellular networks nationwide and, in areas where public fixed line network coverage or capacity is limited, fixed line local and domestic long distance networks. It is envisaged that Unicom will continue to be the anchor tenant of SCFC's developing network system and will provide a large share of its future revenues.

Other clients currently under contract or expected to be under contract are the Ministry of Radio, Film and Television, the Guangdong Cable TV Network, the Guangzhou Cable TV Network, People's Bank of China, Air China, China Multi-media Co. and PRC securities houses.

Revenues from the provision of telecom related services have been based on a monthly lease payment calculated on the per kilometer capacity leased (i.e., a flat fee versus a usage sensitive fee). However, in the future, the Joint Venture is assuming that it is likely to charge customers on a volume usage basis.

In its initial years, the bulk of revenues for the Joint Venture are projected to come from GSM cellular and cable television with a significantly smaller portion coming from telecom-related value-added services and digital data networks. However, as the Joint Venture matures, the later two sources account for a progressively greater share of revenues.

The Joint Venture's prime contractor for the laying of its fibre-optic cable network in Guangdong is the PLA through its telecommunications subsidiary, the Office of Communication for the Support of National Economics and Construction. As fibre-optic cable is a physical infrastructure that must be installed between communicating points, the network provider must either acquire a right-of-way for the cable or lease/buy the cable from an agent with the right-of-way. The PLA provides this key right-of-way access in exchange for the title to a set number of fibre-optic cores for its own dedicated military use. In the Joint Venture's current operating lines, the PLA has received 12 out of 48 fibreoptic cores in lieu of fees for the right to build its fibre-optic network on army property. This unique relationship helps the Joint Venture secure difficult rights-of-way at relatively low prices and gives it a significant competitive advantage against potential market entrants.

In the long term, subject to deregulation in the telecom market, the Joint Venture has indicated it will become a full service provider and be able to market its network services directly to commercial and individual end- users. However, the Joint Venture is currently focusing on the provision of network operations to its customers.

The Joint Venture is managed by New Faith, although New Faith does not receive any remuneration for such services. New Faith's expenses are borne solely by the China Success Group Corporation. New Faith is a Hong Kong incorporated entity and is wholly owned by the China Success Group Corporation. New Faith does not hold an equity stake in the Joint Venture.

ITEM 2.   MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION.

Plan of Operation

NewCom was formed on September 12, 1996 under the name AgriNet, Incorporated on October 26, 1996, AgriNet amended the Articles of Incorporation to change the name to Phileo Management Company, Inc. On April 19, 2000, the Articles of Incorporation were once again amended to change the name to NewCom International Inc. Since its incorporation, NewCom has not conducted any significant operations.

NewCom's activities to date have focused primarily on incorporation activities and the identification of potential operating opportunities or acquisitions targets. Since NewCom has not yet commenced any principal operations and has not yet earned significant revenues, NewCom is considered to be a blank- check company.

The plan of operation over the next twelve (12) months is to complete the acquisition of the Joint Venture. Whether or not NewCom completes the acquisition of the Joint Venture, NewCom expects to be able to meet all of its cash requirements from existing cash and from payments it is receiving on its receivables. Further, NewCom does not expect it will be necessary to raise funds through equity or debt offerings to conduct its current operations for at least the next twelve (12) months.

On January 30, 1999, NewCom entered into an agreement to acquire certain assets consisting of the Joint Venture in a fibre-optic cable network in China for $60 million from the shareholders of SCFC. The consideration consists of 42 million shares of NewCom's common stock and 18 million shares of NewCom's preferred stock. NewCom's Joint Venture interest will, if successful, consist of a 66% share in the profits and losses of the Joint Venture. NewCom will not control the management of the venture; however, it will have significant influence. The Joint Venture will be accounted for using the equity method, whereby NewCom will record its interest in the profits and losses based on its pro-rata share. NewCom's investment in the Joint Venture will be adjusted to reflect NewCom's interest in its share of earnings and losses. There are no assurances that such acquisition will be completed. In connection with the proposed acquisition, NewCom paid a finder's fee to a third party totaling $461,000. In the event the acquisition is unsuccessful, such costs will be charged to operations.

Results of Operations

To date, NewCom has had no revenues. NewCom has incurred expenses consisting primarily of consulting services totaling $243,500 in 1999. A portion of the consulting services expense in 1999 consisted of $233,000 relating to the fair value of stock options granted to NuVen. The consulting fees were incurred to NuVen for management, financial advisory, and strategic planning services. General and administrative expenses consist of rent, travel, and professional services. In 1998, management and consulting expenses amounting to $50,000 consisted of fees paid to its promoter.

ITEM 3.   DESCRIPTION OF PROPERTY.

Although NewCom does not own or control any material property, NewCom will maintain its business address at 515 West Pender Street; Vancouver, British Columbia V6B 6H5. NewCom currently subleases these offices from an unaffiliated company, Westec Venture Group, Inc. NewCom pays a monthly rental fee of $1,000.00.

ITEM 4.   SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND
          MANAGEMENT.

Currently, no Directors or Officers own any stock in NewCom and there are no shareholders who own directly or indirectly five percent (5%) or more of the outstanding common stock.

ITEM 5.   DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND
          CONTROL PERSONS.

Identification of Directors and Executive Officers

NewCom, pursuant to its Bylaws is authorized to maintain a three to five (3-5) member Board of Directors, and executive officers as needed. The directors and officers for fiscal 1999 are as follows:

                      Position
   Name            Held with NewCom      Age          Dates of Service
---------------  --------------------  -------  ------------------------------
David Lo         President, Director     54     September 21, 1999 to Present

Mohan Datwani    Secretary, Director     33     March 15, 2000 to Present

Xu Han           Director                37     March 15, 2000 to Present

All directors of NewCom hold office until the next annual meeting of shareholders and until their successors have been elected and qualified. Vacancies in the Board of Directors are filled by the remaining members of the Board until the next annual meeting of shareholders. The officers of NewCom are elected by the Board of Directors at its first meeting after each annual meeting of NewCom's shareholders and serve at the discretion of the Board of Directors or until their earlier resignation or death.

Business Experience

The following is a brief account of the business experience during the past five years of each director, director nominee and executive officer of NewCom, including principal occupations and employment during that period and the name and principal business of any corporation or other organization in which such occupation and employment were carried on.

David Lo.

Mr. David Lo has served as Director and President of NewCom since September 21, 1999. David Lo has twelve (12) years of experience as an accountant. Mr. Lo also currently is a Director of Empire Supermarket Ltd. in Richmond, British Columbia and has been the owner of David Lo Accounting & Management, Inc. since 1986. Previous work experience includes Manager of Oceanic Sportswear, Ltd. and Assistant Manager of Les Deax Fabricants Ltd.

Mohan Datwani

Mr. Mohan Datwani, age 33, recently was appointed Director of NewCom on March 15, 2000 and was elected as Director by a majority vote of the shareholders of the outstanding stock on March 31, 2000. Mr. Datwani, an attorney, resides in Hong Kong and is a British citizen. Mr. Datwani received his Bachelor of

Laws (LL.B.) from the University of Hong Kong in 1988 and his Masters of Laws from the University of Hong Kong in 1993. Mr. Datwani is licensed to practice as a Solicitor of Hong Kong SAR since 1991 and admitted as a Solicitor of England and Wales in 1994. Mr. Datwani has extensive experience as a banking finance lawyer and has worked on many banking and commercial transactions involving the People's Republic of China, including infrastructure financing.

Mr. Datwani is a founding partner of a large Hong Kong law firm, Koo and Partners established in October 1993. Currently, there are 200 employees and numerous clients, which include various banks and financial institutions in Hong Kong and the People's Republic of China.

Xu Han

Mr. Xu Han, age 37, was appointed Director of NewCom March 15, 2000 and was elected as Director by a majority vote of the shareholders of the outstanding stock on March 31, 2000. Mr. Xu is in business and resides in the People's Republic of China, but travels extensively. Mr. Xu graduated from the University of Beijing with a major in Science; he has furthered his study in the US and was formerly a senior officer in the China National Science Committee. Mr. Xu is currently Executive Director and Vice President of the China Success Group Corporation, a China-owned enterprise which was established in 1993. The China Success Group Corporation has diverse investments in insurance, transport network, information infrastructure, industrial and trading, property development, tourism and leisure, and education.

Involvement in Certain Legal Proceedings.

During the past five years, no director or officer of NewCom has:

(1) Filed or has filed against him a petition under the federal bankruptcy laws or any state insolvency law, nor has a receiver, fiscal agent or similar officer been appointed by a court for the business or property of such person, or any partnership in which he was a general partner, or any corporation or business association of which he was an executive officer at or within two years before such filings.

(2)   Been convicted in a criminal proceeding;

(3) Been the subject of any order, judgment, or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining such person from, or otherwise limiting his involvement in any type of business, securities or banking activities;

(4) Been found by a court of competent jurisdiction in a civil action, the SEC or the Commodity Futures Trading Commission ("FTC") to have violated any federal or state securities or commodities law, which judgment has not been reversed, suspended, or vacated.

Compliance with Section 16(a) of the Exchange Act

Section 16(a) of the Securities Exchange Act of 1934 (the "Exchange Act") requires NewCom's directors and officers and persons who own more than 10 percent of NewCom's equity securities, to file reports of ownership and changes in ownership with the SEC. Directors, officers and greater than ten-percent shareholders are required by SEC regulation to furnish NewCom with copies of all
Section 16(a) reports filed.

Based solely on its review of the copies of the reports it received from persons required to file, NewCom believes that during fiscal 1999, all filing requirements applicable to its officers, directors and greater than ten-percent shareholders were complied with.

ITEM 6.   EXECUTIVE COMPENSATION.

Officers and Directors currently do not receive compensation for their services since the services rendered are inconsequential due to the nature of being a blank-check company.

ITEM 7.   CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

Effective October 1, 1999, NewCom entered into an Advisory and Management Agreement (the "Agreement") with NuVen Advisors Limited Partnership ("NuVen"). Pursuant to the terms of the NuVen Agreement, NewCom is required to pay $3,500 per month, plus expenses, in exchange for NuVen's assistance in the formulation of possible acquisition strategies, and the management of financial and general and administrative matters. In addition, NewCom is required to pay a fee equal to 10% of the asset value or investment made in NewCom resulting from NuVen's efforts, and a transaction fee (as defined) equal to 5% of the proceeds received by NewCom in connection with a sale of its assets. In addition, NewCom granted a fully vested option to NuVen to purchase 500,000 shares of NewCom's common stock at $0.50 per share. Using the Black-Sholes model to value these options, using a volatility of 50%, an expected term of 5 years and a risk-free interest rate of 6.0%, NewCom valued these options at $233,000. Since these options are fully vested, such value was charged to operations for the year ended December 31, 1999. The Agreement has an initial term of five years, but shall be automatically extended on an annual basis, unless terminated by either party. NewCom had $10,500 due to NuVen as of December 31, 1999. Such amounts do not bear interest, are uncollateralized and have no stated repayment terms.

Effective October 6, 1999, NewCom entered into a note payable with an officer of NewCom in exchange for advances made to NewCom. The note bears interest at 9.0% per annum, expires two years from the date of the note and is due on demand. In connection with this note, accrued interest of $2,156 has been recorded in the accompanying balance sheet.

ITEM 8.   DESCRIPTION OF SECURITIES.

NewCom is authorized to issue, as of the date hereof, One Hundred Million (100,000,000) shares of $.001 par value common stock, of which approximately 15,500,000 shares of common stock are presently issued and outstanding and Twenty Five Million (25,000,000) shares of $.001 par value preferred stock, of which none have been issued.

Under the rules of the SEC, the price of NewCom common stock on the NASDAQ Pink Sheets is below $5 per share, NewCom common stock will come within the definition of a "penny stock". As a result, NewCom common stock will become subject to the "penny stock" rules and regulations.

Broker-dealers who sell penny stock to certain types of investors are required to comply with the SEC's regulations concerning the transfer of penny stock. These regulations require broker-dealers to:

     - make a suitability determination prior to selling penny stock to the purchaser;
     - receive the purchaser's written consent to the transaction; and
     - provide certain written disclosures to the purchaser.

These requirements may restrict the ability of broker-dealers to sell NewCom common stock and may affect all shareholders ability to resell NewCom common stock.

                                     PART II

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND OTHER SHAREHOLDER MATTERS.

NewCom's Common Stock began trading on the Bulletin Board Over-the-Counter Market on October 15, 1998. On March 9, 2000, NewCom's common stock was trading on the NASDAQ "Pink Sheets". The trading market is limited and sporadic and should not be deemed to constitute an "established trading market".

The following table sets forth the range of high and low prices for the common stock during the periods indicated, and represents inter-dealer prices, which do not include retail mark-ups and mark-downs, or any commission to the broker-dealer, and may not necessarily represent actual transactions.

           Date                          High               Low
-----------------------------------   -------------     ------------
Quarter ending March 31, 2000           $ 1.06            $ 1.06
Quarter ending December 31, 1999        $ 1.03            $ 1.03
Quarter ending September 30, 1999       $ 1.00            $ 1.00
Quarter ending June 30, 1999            $ 3.25            $ 3.25
Quarter ending March 31, 1999           $ 2.87            $  .87
Quarter ending December 31, 1998        $ 0.75            $ 0.75
Quarter ending September 30, 1998       $ 0.56            $ 0.56
Quarter ending June 30, 1998            $ N/A             $  N/A

1.    Holders:

      The approximate number of holders of record of the common shares, as of March 31, 2000, was 26. None of the shareholders owns directly or indirectly five (5) percent or more of the outstanding stock.

2.    Dividends:

      NewCom has not paid cash dividends on its common stock since its inception. At the present time, NewCom's anticipated working capital requirements are such that it intends to follow a policy of retaining any earnings in order to finance the development of its business.

3.    Shareholder Meetings:

      NewCom's shareholders held a meeting on March 31, 2000 and pursuant to that meeting and by majority vote of the outstanding common stock, agreed to the name change from Phileo Management Company, Inc. to NewCom International Inc., elected the current Board of Directors, increased the authorized stock to include Twenty Five Million (25,000,000) shares of preferred stock, and ratified the January 30, 1999 agreement with SCFC.

ITEM 2.   LEGAL PROCEEDINGS.

NewCom is not and has not been a party to any legal proceedings, nor is NewCom aware of any disputes that may result in legal proceedings.

ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.

NewCom has had no changes in and/or disagreements with its accountants.

ITEM 4.   RECENT SALES OF UNREGISTERED SECURITIES.

N/A

ITEM 5.   INDEMNIFICATION OF DIRECTORS AND OFFICERS.

Under Nevada law, a corporation may indemnify its officers, directors, employees and agents under certain circumstances, including indemnification of such person against liability under the Securities Act of 1933. A true and correct copy of
Section 78.7502 of Nevada Revised Statutes that addresses indemnification of officers, directors, employees and agents is attached hereto as Exhibit 99.1.

In addition, Section 78.037 of the Nevada Revised Statutes and NewCom's Articles of Incorporation and Bylaws provide that a director of this corporation shall not be personally liable to the corporation or its stockholders for monetary damages due to breach of fiduciary duty as a director except for liability (a) for acts or omissions which involve intentional misconduct, fraud or a knowing violation of law; or (b) for the payments of distribution in violation of Nevada Revised Statute 78.300.

The effect of these provisions may be to eliminate the rights of NewCom and its stockholders (through stockholders' derivative suit on behalf of NewCom) to recover monetary damages against a director for breach of fiduciary duty as a director (including breaches resulting from negligent or grossly negligent behavior) except in the situations described in clauses (a) and (b) of the preceding paragraph.

                                    PART F/S

The following financial statements are attached to this report and filed as a part thereof:

         Independent Auditors' Report........................................F-2
         Balance Sheets......................................................F-3
         Statements of Operations and Comprehensive Income (Loss)............F-4
         Statements of Stockholder's Equity..................................F-5
         Statements of Cash Flows............................................F-6
         Notes to Financial Statements.......................................F-7

                                    PART III

Item 1. Index to Exhibits

3.1      Articles of Incorporation of AgriNet, Inc.

3.1(a)   Certificate of Amendment of Articles of Incorporation of AgriNet, Inc.

3.1(b) Certificate of Amendment to Articles of Incorporation For Nevada Profit Corporations of Phileo Management Company, Inc.

3.1(c)   Amended and Restated Articles of Incorporation of NewCom
         International Inc.

3.2      By-laws

4.1      Form of Common Stock Certificate

10.1 Advisory and Management Agreement between NuVen Advisors, LP and Phileo Management Company, Inc.

10.2     Share Exchange Agreement

10.3     Fee Agreement for Introduction Services

10.4     Exchange Agreement

10.5     Note Purchase Agreement

23.1     Consent of Independent Auditors

27       Financial Data Schedule

99.1     Additional Exhibits [Nevada Revised Statutes Section 78.7502]

                                   SIGNATURES



     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, NewCom has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                   NewCom International Inc.




Date: May 30, 2000                 By: /s/ David Lo
                                           David Lo, President, Director



                                   By: /s/ David Lo
                                           David Lo
                                         Principal Accounting Officer, Director

                            NewCom INTERNATIONAL INC.
                             (A blank-check company)

                          Index to Financial Statements





Description                                                                 Page

Independent Auditors' Report.................................................F-2

Balance Sheets as of March 31, 2000 (unaudited) and December 31, 1999........F-3

Statements of Operations for the Three Months Ended March 31, 2000 and 1999
  (unaudited) and for the Years Ended December 31, 1999 and 1998,
  and for the Period from Inception, September 12, 1996
   Through December 31, 1999.................................................F-4

Statements of Stockholders' Equity for the Period from Inception,
   September 12, 1996, Through December 31, 1997, and for the Years Ended December 31, 1998 and 1999 and for the Three Months ended March 31, 2000
  (unaudited)................................................................F-5

Statements of Cash Flows for the Three Months Ended March 31, 2000 and 1999
   (unaudited) and for the  Years Ended December 31, 1999 and 1998,
   and for the Period from Inception,  September 12, 1996
   Through December 31, 1999.................................................F-6

Notes to Financial Statements................................................F-7

                          INDEPENDENT AUDITORS' REPORT

Board of Directors and Stockholders
NewCom International Inc., formerly Phileo Management Company, Inc. (A blank-check company)


We have audited the accompanying balance sheet of NewCom International Inc., a blank-check company (the "Company"), as of December 31, 1999, and the related statements of operations, stockholders' equity and cash flows for each of the years in the two-year period ended December 31, 1999, and from the period from inception, September 12, 1996 through December 31, 1999. These financial statements are the responsibility of NewCom's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of NewCom as of December 31, 1999, and the results of its operations and its cash flows for each of the years in the two-year period ended December 31, 1999, and for the period from inception, September 12, 1996, through December 31, 1999, in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that NewCom will continue as a going concern. As discussed in Note 1 to the financial statements, NewCom has no operations and limited liquid resources. Such matters raise substantial doubt about NewCom's ability to continue as a going concern. Management's plans regarding those matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.


                                            /s/ McKennon Wilson & Morgan LLP
                                                McKENNON WILSON & MORGAN LLP





Irvine, California
March 10, 2000

                            NewCom INTERNATIONAL INC.
                             (A blank-check company)
                                 Balance Sheets



                                                              March 31,         December 31,
ASSETS                                                          2000               1999
                                                             (unaudited)
Current assets:
      Cash                                                   $     4,199        $    16,706
      Restricted certificate of deposit                          465,000            465,000
      Current portion of notes receivable from affiliates         53,475             56,975
      Prepaid expenses                                            27,500             27,500
Total current assets                                             550,174            566,181
Notes receivable from affiliates, net of current portion         367,315            367,315
Other receivables                                                 47,710             47,710
Acquisition costs                                                461,000            461,000
                                                             $ 1,426,199        $ 1,442,206
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
      Accounts payable and accrued expenses                  $    91,834        $    96,765
      Due to Advisor                                              21,000             10,500
      Note payable to bank                                       465,000            465,000
      Note payable to related party                               65,449             62,449
Total current liabilities                                        643,283            634,714
COMMITMENTS AND CONTINGENCIES (NOTE 6)
Stockholders' equity:
      Common stock, $.001 par value;
         100,000,000 shares authorized;
         15,500,000 shares issued and outstanding                 15,500             15,500
      Additional paid-in capital                               1,218,500          1,218,500
      Deficit accumulated as a blank-check company              (451,084)          (426,508)
Total stockholders' equity                                       782,916            807,492
                                                             $ 1,426,199        $ 1,442,206




                 See accompanying notes to financial statements.

                            NewCom INTERNATIONAL INC.
                             (A blank-check company)
                            Statements of Operations



                                                                                                    For the Period
                                                                                                         from
                                                                                                       Inception,
                                                                                                     September 12,
                                            For the Three Months Ended      For the Years Ended      1996, Through
                                                     March 31,                  December 31,          December 31,
                                                2000           1999          1999          1998          1999
                                                    (Unaudited)
Operating expenses:
    Management and consulting fees        $    10,500      $        -    $    243,500  $   50,000    $   61,500
    General and administrative expenses        12,889               -         131,270           -        64,270
      Total operating expenses                 23,389               -         374,770      50,000       425,770
Operating loss                                (23,389)              -        (374,770)    (50,000)     (425,770)
Other expenses (income):
    Interest expense                            6,254               -           4,401           -         4,401
    Interest (income)                          (5,066)              -          (3,663)          -        (3,663)
      Total other expenses (income)             1,187               -             738           -           738
Net loss                                  $   (24,576)     $        -    $   (375,508) $  (50,000)   $ (426,508)
Basic and diluted weighted average
    shares outstanding                     15,500,000       6,000,000      13,125,000   6,000,000
Basic and diluted loss per common share   $         -      $        -    $      (0.03) $    (0.01)










                 See accompanying notes to financial statements

                            NEWCOM INTERNATIONAL INC.
                             (A blank-check company)
                       Statements of Stockholders' Equity
  For the Period from Inception, September 12, 1996, Through December 31, 1997,
               For the Years Ended December 31, 1999 and 1998, and
              For the Three Months Ended March 31, 2000 (Unaudited)


                                                                                    Deficit
                                                                                  Accumulated
                                                   Common            Additional      as a
                                                    Stock             Paid-In      Blank-Check
                                             Shares       Amount      Capital       Company       Total

Initial capitalization                    $ 6,000,000   $    6,000   $   45,000   $         -   $  51,000
Net loss from Inception,
    September 12, 1996 through
    December 31, 1997                               -            -            -        (1,000)     (1,000)
Balances, at December 31, 1997              6,000,000        6,000       45,000        (1,000)     50,000
Net loss                                            -            -            -       (50,000)    (50,000)
Balances, at December 31, 1998              6,000,000        6,000       45,000       (51,000)          -
Issuance of common stock for cash           9,500,000        9,500      940,500             -     950,000
    at $0.10 per share
Value of stock options granted
   below FMV                                        -            -      233,000             -     233,000
Net loss                                            -            -            -      (375,508)   (375,508)
Balances, at December 31, 1999             15,500,000       15,500    1,218,500      (426,508)    807,492
Net loss                                            -            -            -       (24,576)    (24,576)
Balances, at March 31, 2000 (unaudited)   $15,500,000   $   15,500   $1,218,500   $  (451,084)  $ 782,916







                 See accompanying notes to financial statements.

                            NewCom INTERNATIONAL INC.
                             (A blank-check company)
                            Statements of Cash Flows


                                                                                                     September 12,
                                                   For the Three Months      For the Years Ended     1996 Through
                                                     Ended March 31,              December 31,         December
                                                   2000            1999        1999          1998      31, 1999
                                                       (Unaudited)

CASH FLOWS FROM OPERATING
ACTIVITIES:
      Net loss                                  $  (24,576)    $        -   $ (375,508)   $ (50,000)  $ (426,508)

    Adjustment to reconcile net loss to net
    cash used in operating activities:
    Value of stock options granted below fair
        value                                            -              -      233,000            -      233,000
        Changes in operating assets and
        liabilities:
        Prepaid expenses                                 -              -      (27,500)           -      (27,500)
        Accrued expenses                            (4,931)             -       96,765            -       96,765

    Net cash used in operating activities          (29,507)             -      (73,243)     (50,000)    (124,243)
CASH FLOWS FROM INVESTING
ACTIVITIES:

   Fees paid on fibre-optic cable network
   investment                                            -              -     (461,000)           -     (461,000)
   Purchase of certificate of deposit                    -              -     (465,000)           -     (465,000)

   Net cash used in investing activities                 -              -     (926,000)           -     (926,000)
CASH FLOWS FROM FINANCING
ACTIVITIES:
   Payments from (to) related parties                3,500              -     (472,000)           -     (472,000)
   Initial capitalization                                -              -            -            -       51,000
   Issuance of common stock                              -              -      950,000            -      950,000
   Proceeds from note payable                            -              -      465,000            -      465,000
   Increase in due to affiliates                    13,500              -       72,949            -       72,949

   Net cash provided by financing activities        17,000              -    1,015,949            -    1,066,949

   Net increase (decrease) in cash                 (12,507)             -       16,706      (50,000)      16,706

Cash, beginning of period                           16,706              -            -       50,000            -

                                                $    4,199     $        -   $   16,706    $       -   $   16,706
Cash, end of period

Cash paid during the period for:
   Interest                                     $    4,108     $        -   $    2,247    $       -   $    2,247



                 See accompanying notes to financial statements.

                            NewCom INTERNATIONAL INC.
                             (A blank-check company)
                          Notes to Financial Statements

Note 1.   Description of Business and Summary of Significant Accounting Policies

Description of Business

NewCom International Inc. (the "Company") was incorporated in Nevada in September 1996 under the name of AgriNet, Inc. In October 1996, NewCom amended its Articles of Incorporation to change its name to NewCom International Inc. Since its incorporation, NewCom has not conducted any significant operations.

NewCom's activities to date have focused primarily on incorporation activities and the identification of potential operating opportunities or acquisitions targets. Since NewCom has not yet commenced any principal operations and has not yet earned significant revenues, NewCom is considered to be a blank- check company.

Unaudited Interim Financial Statements

The accompanying financial statements are unaudited and are prepared in accordance with rules and regulations of the Securities and Exchange Commission for interim quarterly reporting. Accordingly, these financial statements do not include all disclosures required under generally accepted accounting principles. In the opinion of management, the accompanying consolidated financial statements contain all adjustments (which include only normal recurring adjustments) necessary to present fairly the financial position of NewCom as of March 31, 2000, and the results of its operations and its cash flows for the three months ended March 31, 2000 and 1999, respectively. Results for the three months ended March 31, 2000, are not necessarily indicative of the operations which may occur during the year ending December 31, 2000.

Management Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Loss Per Share

NewCom discloses "basic" and "diluted" earnings (loss) per share. Basic earnings
(loss) per share are computed by dividing net income (loss) by the weighted average number of common shares outstanding during each period. Diluted earnings
(loss) per share are similar to basic earnings (loss) per share except that the weighted average number of common shares outstanding is increased to reflect the dilutive effect of potential common shares, such as those issuable upon the exercise of stock options or warrants, and the conversion of preferred stock, as if they had been issued.

For the years ended December 31, 1999 and 1998, there is no difference between basic and diluted loss per common share since the effects of outstanding options to purchase 500,000 shares of common stock and since their effects are anti-dilutive.

                            NewCom INTERNATIONAL INC.
                             (A blank-check company)
                    Notes to Financial Statements (Continued)

Note 1. Description of Business and Summary of Significant Accounting Policies (continued)

Acquisition Costs

NewCom accounts for costs incurred for its acquisitions as a portion of the purchase price with the costs being allocated to the fair value of the net assets acquired. NewCom has incurred $461,000 for costs incurred in connection with its proposed acquisition of certain assets consisting of a fibre-optic cable network in China (Note 2). In the event the acquisition is unsuccessful, NewCom will charge operations in 2000.

Income Taxes

NewCom accounts for income taxes using the "liability method". Accordingly, deferred tax assets and liabilities, are determined based on the difference between the financial statement and tax base of assets and liabilities using enacted tax rates in effect for the year in which temporary differences are expected to reverse. A valuation allowance is provided for certain deferred tax assets if it is more likely than not that NewCom will not realize tax assets through future operations.

Recent Accounting Standards

In June 1997, the FASB issued SFAS No. 130, "Reporting Comprehensive Income". This Statement establishes standards for the reporting and display of comprehensive income and its components (revenues, expenses, gains and losses) in an entity's financial statements. This statement requires an entity to classify items of other comprehensive income by their nature in a financial statement and display the accumulated balance of other comprehensive income separately from retained earnings and additional paid-in-capital in the equity section of a statement of financial position. In accordance with the provisions of this statement, NewCom has adopted SFAS No. 130 with no effect to the accompanying financial statements.

In June 1997, the FASB issued SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information." This statement requires public enterprises to report financial and descriptive information about its reportable operating segments, and establishes standards for related disclosures about products and services, geographic areas, and major customers. As of June 30, 1999 and 1998, NewCom has only no reportable operating segment.

In June 1998, the FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133"). SFAS 133 establishes a new model for accounting for derivatives and hedging activities and supersedes and amends existing accounting standards and is effective for fiscal years beginning after June 15, 2000. SFAS 133 requires that all derivatives be recognized in the balance sheet at their fair market value, and the corresponding derivative gains or losses be either reported in the statement of operations or as a component of other comprehensive income depending on the type of hedge relationship that exists with respect to such derivative. NewCom does not expect the adoption of SFAS 133 to have a material impact on its financial statements.

                            NewCom INTERNATIONAL INC.
                             (A blank-check company)
                    Notes to Financial Statements (Continued)


Note 1. Description of Business and Summary of Significant Accounting Policies (continued)

Going Concern and Management's Plans

NewCom has not commenced significant operations, and has limited liquid resources. Such matters raise substantial doubt about NewCom's ability to continue as a going concern. Management's plans with respect to these conditions are to continue searching for additional sources of capital and new operating opportunities. NewCom has entered into an acquisition agreement to acquire a fibre-optics cable network, the ultimate consummation of which has not been achieved, yet. In the interim, NewCom will continue operating with minimal overhead, and key administrative and management functions which will be provided by consultants. Accordingly, the accompanying financial statements have been presented under the assumption NewCom will continue as a going concern, and accordingly, no adjustments have been made to accompanying financial statements as a result of this uncertainty.

Note 2.   Proposed Acquisition

On January 30, 1999, NewCom entered into an agreement to acquire certain assets consisting of a joint venture interest in a fibre-optic cable network in China for $60 million from the shareholders of Guangzhou South China Fibre-Optic Network Engineering Co. Ltd. The consideration consists of 42 million shares of NewCom's common stock and 18 million shares of NewCom's preferred stock (see
Note 7 for discussion of terms of the preferred stock). There are no assurances that such acquisition will be completed. In connection with the proposed acquisition, NewCom paid a finder's fees to a third party totaling $461,000 (see
Note 6). The acquisition will be accounted for using the equity method, whereby the historical income and losses of the Joint Venture will be recorded based on NewCom's pro-rata share.

Note 3.   Restricted Certificate of Deposit

In connection with NewCom's note payable to a bank (Note 5), it is required to maintain a certificate of deposit in the amount of $465,000. Such certificate earned interest at 4.02% per annum, and expires on March 22, 2000.

Note 4.   Notes Receivable From Affiliates

On September 1, 1999, NewCom entered into an agreement with an unaffiliated company, NuOasis International, Inc. ("NUOI"), which is a wholly-owned subsidiary of NuOasis Resorts, Inc. ("NuOasis"). to acquire an 8%, note receivable of an unrelated party with a face value of $500,000, originally due March 1, 1999 for $472,000 cash. The note was secured by 500,000 shares of common stock of Oasis Resorts International, Inc. The issuer of the note subsequently filed for bankruptcy. As a result, NewCom entered into an agreement with NewBridge Capital, Inc. ("NewBridge") dated November 1, 1999 wherein NewCom exchanged the note for $470,000 in receivables due from nine (9) unrelated corporations and individuals. Additionally, NewBridge and NewCom agreed to cross guarantees whereby NewBridge has agreed to guarantee that NewCom will collect a minimum of $470,000 on the substituted receivables or from liquidation of the collateral.

                            NewCom INTERNATIONAL INC.
                             (A blank-check company)
                    Notes to Financial Statements (Continued)


Note 5.   Note Payable To Bank

On December 28, 1999, NewCom entered into a note agreement with a bank totaling $465,000, interest at 5.87% per annum, due July 1, 2000, as amended. The note is secured by the restricted certificate of deposit (see Note 1).

Note 6.   Commitments and Contingencies

NewCom entered into an agreement with a consultant for the introduction to the Joint Venture partners. The fee to the consultant is 10% of the purchase price of the Joint Venture. Upon executing the services agreement, NewCom paid this consultant $461,000 (in lieu of the stated payment of $475,000) to secure a letter of intent to acquire the Joint Venture interest. Upon the close of the acquisition of the Joint Venture interest, NewCom will be required to pay approximately $5,539,000 in the form of cash.

Note 7.   Stockholders' Equity

Common Stock

On or about April 3, 1999, NewCom issued 9.5 million shares of its common stock for $0.10 per share in exchange for 10% promissory notes totaling $950,000. On or about September 1, 1999, the notes were acquired by a third party for $950,000 in cash. The notes acquired are secured by the 9.5 million shares of NewCom's common stock.

Preferred Stock

Consideration in connection with the proposed acquisition (Note 2) will consist of 18 million shares of NewCom's preferred stock pursuant to authorization of such shares by the Board of Directors. The terms of the preferred stock will be as follows:

1. The preferred stock shall carry no voting rights and no dividend or other rights. It shall only carry rights of conversion to common stocks to rank pari passu to other common stock;

2. The conversion of preferred stock may take place by written notice at the option of the persons entitled to the preferred stock at any time during the period commencing January 1, 2000 (or such later date as the audited financial statements of NewCom for year 1999 shall have been prepared) to March 31, 2003 (or 30 days after such later date as the audited financial statements of NewCom for year 2002 shall have been prepared);

3. The conversion ratio of the preferred stock to common stock shall be based on the gross income (i.e., performance) of NewCom as set out in the latest audited financial statements prior to the exercise of the right of conversion. The conversion ratio is as follows:

      (A) for gross income of NewCom of over $10 million, but under $15 million: One (1) share of preferred stock may be converted to One
            (1) share of common stock;

                            NewCom INTERNATIONAL INC.
                             (A blank-check company)
                    Notes to Financial Statements (Continued)


      (B) for gross income of NewCom of over $15 million, but under $20 million: One (1) share of preferred stock may be converted to two
            (2) shares of common stock; and

      (C) for gross income of NewCom of over $20 million: One (1) share of preferred stock may be converted to three (3) shares of common stock. In case of performance of $10 million is not met or the conversion right is not exercised by March 31, 2003 (or 30 days after such later date as the audited financial statements of NewCom for year 2002 shall have been prepared), the preferred stock shall expire and have no further effect.

Note 8.   Related Party Transactions

Effective October 1, 1999, NewCom entered into an Advisory and Management Agreement (the "Agreement") with NuVen Advisors Limited Partnership ("NuVen" or the "Advisor"). Pursuant to the terms of the NuVen Agreement, NewCom is required to pay $3,500 per month, plus expenses, in exchange for Advisor's assistance in the formulation of possible acquisition strategies, and the management of financial and general and administrative matters. In addition, NewCom is required to pay a fee equal to 10% of the asset value or investment made in NewCom resulting from Advisor's efforts, and a transaction fee (as defined) equal to 5% of the proceeds received by NewCom in connection with a sale of its assets. In addition, NewCom granted a fully vested option to NuVen to purchase 500,000 shares of NewCom's common stock at $0.50 per share. Using the Black-Sholes model to value these options, using a volatility of 50%, an expected term of 5 years and a risk-free interest rate of 6.0%, NewCom valued these options at $233,000. Since these options are fully vested, such value was charged to operations for the year ended December 31, 1999. The Agreement has an initial term of five years, but shall be automatically extended on an annual basis, unless terminated by either party. NewCom had $10,500 due to NuVen as of December 31, 1999 and $21,000 (unaudited) at March 31, 2000. These deferred amounts do not bear interest, are uncollateralized and have no stated repayment terms.

Effective October 6, 1999, NewCom entered into a note payable with an officer of NewCom in exchange for advances made to NewCom. The note bears interest at 9.0% per annuum, expires two years from the date of the note and is due on demand. In connection with this note, accrued interest of $2,156 has been recorded in the accompanying balance sheet.

Note 9.   Income Taxes

NewCom's net deferred tax assets at December 31, 1999, consist of net operating loss carryforwards amounting to approximately $427,000 each for federal and state tax purposes. At December 31, 1999, NewCom provided a 100% valuation allowance for these net operating loss carryforwards totaling approximately $145,000. During the years ended December 31, 1999 and 1998, NewCom's valuation allowance increased $128,000 and $17,000, respectively.

The difference between the tax benefit assuming a Federal rate of 34% and the nominal amount the recorded in the financial statements is the result of NewCom recording a 100% valuation allowance for its deferred tax assets.

                            NewCom INTERNATIONAL INC.
                             (A blank-check company)
                    Notes to Financial Statements (Continued)


Note 9.   Income Taxes (Continued)

As a result of changes in ownership, NewCom's use of net operating loss carryforwards may be limited by section 382 of the Internal Revenue Code until such net operating loss carryforwards expire. Deferred tax assets have been computed using the maximum expiration terms of 20 and 5 years for federal and state tax purposes, respectively.

EXHIBITS




                                   EXHIBIT 3.1


                            ARTICLES OF INCORPORATION

                                  AgriNet, Inc.